Exhibit 99.1

Silvercorp Announces Ecuador Constitutional Court Decision Upholding Environmental License for El Domo Project

Trading Symbol: TSX/NYSE American: SVM

VANCOUVER, BC, Aug. 5, 2025 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) is pleased to report that the Constitutional Court of Ecuador has delivered a unanimous decision rejecting the final legal challenge in Ecuador against the environmental license for the El Domo mining project, thereby definitively upholding its validity.

The El Domo Project, currently under construction, is the first mining project in Ecuador to have conducted an environmental consultation aligned with standards of the Regional Agreement on Access to Information, Public Participation and Justice in Environmental Matters in Latin America and the Caribbean, a multilateral treaty adopted on March 4, 2018, in Escazú, Costa Rica. This process has now been validated by multiple levels of the Ecuadorian judiciary, including ordinary courts and the Constitutional Court.

The environmental license for the project was supported by 98% of the population within the project's area of influence. The El Domo Project is expected to bring significant long-term socio-economic benefits to the local community of Las Naves.

Summary of Judicial Proceedings

On June 5, 2024, a group of individuals filed a constitutional protection action against the Ministry of Environment, Water, and Ecological Transition ("MAATE"), seeking to challenge the environmental license and consultation process for the El Domo Project. On July 24, 2024, the local court in Las Naves Canton, Bolívar Province, Ecuador dismissed the action, confirming that MAATE had complied with applicable environmental consultation requirements prior to issuing an environmental license for the project.

The plaintiffs appealed to the provincial court, and the appeal was heard on October 17, 2024, and was dismissed by the provincial court on November 12, 2024, affirming the lower court decision that MAATE correctly discharged its environmental consultation obligations prior to issuing an environmental license of the El Domo Project.

Subsequently, on December 19, 2024, the plaintiffs filed an Extraordinary Protection Action (EPA) before the Constitutional Court of Ecuador. On February 26, 2025, the Constitutional Court issued a decision declining to admit the EPA, stating that it failed to meet constitutional criteria for admission. On March 3, 2025, the plaintiffs filed a motion for clarification. On July 24, 2025, the Constitutional Court unanimously rejected the clarification motion.

Despite anti-mining groups having failed at every level of Ecuador's judiciary—including the Constitutional Court—they continue to engage in unlawful and disruptive activities aimed at obstructing the lawful development of the El Domo Project. These actions have created safety concerns and threaten the rule of law but have not materially impacted project advancement to date. Silvercorp remains steadfast in its commitment to advancing the El Domo Project responsibly and in full compliance with Ecuadorian law.

Silvercorp and its partners are committed to responsible mineral development and to supporting local communities. The Company has consistently conducted its operations in compliance with applicable laws and regulations and in alignment with the highest environmental, social, and governance standards. It looks forward to advancing the El Domo Project into production with the same dedication to ethical and sustainable practices.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cash flow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information

Silvercorp Metals Inc.

Lon Shaver

President

Phone: (604) 669-9397

Toll Free 1(888) 224-1881

Email: investor@silvercorp.ca

Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

This news release includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable securities laws relating to, among other things statements regarding the finality of legal challenges and construction of the El Domo Project. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking information may in some cases be identified by words such as "will", "anticipates", "expects", "intends" and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors, including fluctuating commodity prices; recent market events and condition; estimation of mineral resources, mineral reserves and mineralization and metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; climate change; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into existing operations; permits and licences for mining and exploration in China; title to properties; non-controlling interest shareholders; acquisition of commercially mineable mineral rights; financing; competition; operations and political conditions; regulatory environment in China; regulatory environment and political climate in Bolivia and Ecuador; integration and operations of Adventus; environmental risks; natural disasters; dependence on management and key personnel; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; conflicts of interest; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; outcome of current or future litigation or regulatory actions; bringing actions and enforcing judgments under U.S. securities laws; cyber-security risks; public health crises; the Company's investment in New Pacific Metals Corp. and Tincorp Metals Inc.; and the other risk factors described in the Company's Annual Information Form and other filings with Canadian and U.S. regulators on www.sedarplus.ca and www.sec.gov; could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents expectations as of the date of this news release and is subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

A comprehensive discussion of other risks that impact Silvercorp can also be found in its public reports and filings under the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.silvercorp.ca.

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SOURCE Silvercorp Metals Inc.

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CO: Silvercorp Metals Inc.

CNW 08:00e 05-AUG-25